Exhibit 99.1

Annual General Meeting of AB Volvo

    STOCKHOLM, Sweden--(BUSINESS WIRE)--March 6, 2006--AB Volvo's (STO:VOLVA)(STO:VOLVB)(NASDAQ:VOLVF)(NASDAQ:VOLVY) Annual General Meeting will take place on Wednesday, April 5, 2006 at 3.00 PM CET at Lisebergshallen in Goteborg.

    Notice of intention to participate in the Meeting must by given either by telephone + 46 31 66 00 00, or at Volvo's website www.volvo.com, or in writing to AB Volvo, Juridik, 405 08 Goteborg no later than Thursday, March 30, 2006 at 12.00 noon CET.

    AB Volvo will not arrange any press conference in connection with the Meeting, but the Board of Directors of AB Volvo will be available to answer questions from the media after the Meeting.

    There will be a pressroom nearby the Meeting hall.

    Mass media that wish to participate in the Meeting, please contact Media Relations, AB Volvo, at +46 31 66 11 27 or +46 31 66 13 73.

    Enclosed is invitation to Annual General Meeting

    Welcome!

    AB VOLVO

    March 6, 2006

    The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:     AB Volvo
        Christer Johansson, +46 31 661334
                        Head of Investor Relations
                        or
        Media Relations, +46 31 66 11 27
        or
        +46 31 66 13 73